SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated August 28, 2020	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Chief Executive Officer

Date: August 28, 2020

Exhibit 99.1

CHINA DISTANCE EDUCATION HOLDINGS LIMITED ANNOUNCES

RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

BEIJING, China, August 28, 2020 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced that it held its 2020 Annual General Meeting of Shareholders (“2020 AGM”) on August 28, 2020. Each of the proposals submitted for shareholder approval at the 2020 AGM has been approved. Specifically, the shareholders have passed resolutions approving:

1. Re-election of Carol Yu and Liankui Hu as class C directors of the Company.

2. Approval and ratification of (i) re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the Company’s independent auditor for the fiscal year ending September 30, 2020; and (ii) authorization to the board of directors and its audit committee to determine the remuneration of Deloitte Touche Tohmatsu Certified Public Accountants LLP.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, legal and other industries. The Company also offers online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, and practical accounting training courses for college students and working professionals. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Contacts:

In China:

China Distance Education Holdings Limited

Jiao Jiao

Tel: +86-10-8231-9999 ext. 1826

Email: IR@cdeledu.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-6508-0677

E-mail: dl@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1 212-481-2050

Email: dl@tpg-ir.com

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